Mail Stop 3561

September 8, 2005

Connie Linder, President
Panorama Investments Corp.
Suite 720 -999 West Broadway
Vancouver, British Columbia, Canada V5Z 1K5

       RE:  Panorama Investments Corp.  ("the company")
               Registration Statement on Form 10-SB
               Filed July 6, 2005
               File No.  0-51414

Dear Ms. Linder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that this is the initial filing for the company on Form 10-SB under Section 12 (g) of the Exchange Act of 1934. The next filing will be amendment #1.

2. For the amendment to be filed, please ensure that the Commission file number is included on the cover page of the registration statement.

3. Please file a red-lined version of the amendment and any correspondence on EDGAR as required by Regulation S-T.

Connie Linder
Panorama Investments Corp.
September 8, 2005
Page 2.

Available Information, page 3
4. Please revise to provide the new address of the SEC which is
100
F. Street, N. E.  Washington, D. C.  20549.
Part I.

Item 1. Description of Business
Business Overview, page 4
5. In the initial paragraph, please expand to briefly explain
"...the
Company has secured the rights..."
6. Here or elsewhere under an appropriate heading, disclose whether or not the company has a contract with UPS to deliver its products from the company`s warehouse. Briefly outline the terms and file any agreement as an exhibit to the registration statement as required by
Item 601(b) of Regulation S-B.

Product Line, page 5
7. Identify the herein-referenced "major suppliers". Update the status with respect to obtaining a contract with each. Any written contract should be filed as an exhibit.
8. We reference the second sentence regarding Ms. Serena Tan. Please provide the basis for the statement "has developed extensive networks around the globe" or delete it. Also, inasmuch as she has worked for an airline for eight (8) years, please delete the reference to "lengthy career" and the promotional tone of that statement.
9. Further, please explain "[T]he company intends to leverage these relations..."
10. Clarify "luscious" fabrics and give examples of the "imported home items" you refer to.
11. Also, please clarify the significance of the Vancouver Night Market you refer to in the last paragraph of this section.

Sales & Marketing, page 5
12. Based upon the descriptions in the biographical information, it does not appear that any of the personnel has any prior direct experience in the retailing industry.


Connie Linder
Panorama Investments Corp.
September 8, 2005
Page 3.
13. If true, here or elsewhere in an appropriate section, please address the potential problems to be faced by this company by the lack of experience and training.
14. Update the status of the company`s plans with respect to the retail outlets it has identified. Outline any definitive arrangements and file any contracts as an exhibit.
15. Here or elsewhere as appropriate, please briefly outline the consignment terms referred to.
16. Disclose what percentage of business does the company plan to derive from its retail operations and what portion from its website presence.
17. Please file the agreement with Colony One On-Line and briefly outline the principal terms.
18. Please update the information to a more recent date pertaining to the orders taken for the company`s products.

Advertising, page 7
19. Explain "now that funds are available". Give the dollar amount that is available and the source from which the company is obtaining these funds.
20. Update the status of registering the company`s website with Google, Yahoo, MSN and AOL as mentioned here.

Competitive Business Conditions..., page 8
21. Please identify some of the "larger giftware companies" as well as the "smaller niche-market" suppliers that would be competitive to the company.
Government Approval of Principal Products or Services, page 8
22. Clarify the reference to "our EIN" and "our extra provincial registration papers".
23. Please clarify the significance of "the highest security measures" in terms of cost to the company and security for buyers using the website.
Employees, page 9
24. Update the status of employing a commission-based sales person, as mentioned. State whether this person will be full or part-time.

Connie Linder
Panorama Investments Corp.
September 8, 2005
Page 4.

Reports to Security Holders, page 10

25. You state the quarterly financial reports will be "prepared by the independent accountants according to U.S. GAAP standards." Tell us how you have met the standards of auditor independence in Rule 2-
01 of Regulation S-X, including specific guidance in paragraph 2-
01(c)(4).

Item 2.  Management`s Plan of Operation...

Results of Operations, page 10

26. State the company`s cash balance as of the most recent date practicable.
27. Update the disclosure with respect to the inventory ordered which was to be received by July 15, 2005 which time has since passed.
28. We note your reference to an "aggressive marketing campaign in summer, 2005". Please revise to provide an update of the company`s plans and what has transpired to date.

Plan of Operations/Milestones, page 11

29. For each of your milestones, please expand the item to provide more detail to the extent possible. Also, disclose the cost to accomplish each milestone and the intended source of funds to be used.

Risk Factors, page 12
30. It is suggested that for each of your risks that you revise each factor to provide a definitive statement characterizing the risk or harm to the company as a result of that factor.
31. Please revise the first risk factor to eliminate the statement that the Company has had only minimal earnings, since you have incurred losses in all periods to date.

Item 4.  Security Ownership of Certain Beneficial Owners..., page
15

32. Please state the number of officers and directors as a group, in parentheses.

Connie Linder
Panorama Investments Corp.
September 8, 2005
Page 5.

Item 5.  Directors and Executive Officers..., page 16
33. In the biographical description for Mr. Bekropoulos, please disclose how many hours per week he has been devoting to the business matters of the company.
34. Likewise, please disclose the number of hours per week spent by
Ms.Linder and Ms. Tan on the business of the company.
35. Name the promoters of the company.
Item 6.  Executive Compensation, page 17
36. We note that remuneration or salaries will not be paid until "operations are successful". Please clarify what that means in terms of dollars.

Item 7.  Certain Relationships and Related Transactions, page 17
37. We note under Item 4. "Recent Sale of Unregistered Securities" that Nick Bekropoulos was issued stock as founder`s shares on January
21, 2004.  It would appear that this transaction should be
reported
under this heading as well as disclosing the relationship if any, between Nick and Steven Bekropoulos.
38. Please briefly clarify Nick Bekropoulos` role in the company.
We
note that Mr. Bekropoulos` founder`s shares, which were issued on January 21, 2004 were then sold to Connie Linder on March 8, 2004.
39. We further note in the May 31, 2005 financial statements, Note
4
thereof, "Due to Shareholder" reference to a balance due to a director and principal shareholder. This transaction should be reported under this section together with identifying the individual and disclosing the amount involved and stating the present balance outstanding.

Item 8.  Description of Securities, page 17
40. Revise to expand this section to briefly describe the company`s preferred shares. We note in the balance sheet that there are 10,000,000 shares of preferred stock authorized.

Part III.
Exhibits
41. Please file the company`s articles of incorporation and bylaws in the amendment to be filed. We note the reference that these had been
"previously" filed.

Connie Linder
Panorama Investments Corp.
September 8, 2005
Page 6.

Signatures
42. The individual operating in the capacity of principal accounting officer or controller should be so designated in accordance with the
Form requirements.

Financial Statements
Statement of Operations, pages F-4 and F-12
43. We note your disclosure on page 17 which states that your officers do not intend to receive cash remuneration or salaries until your business operations are successful. Please tell us approximately how much time was incurred by your officers on Company business during the year ended November 30, 2004, and the six months ended May 31, 2005. Note that all costs of doing business should be included in the registrant`s financial statements, including expenses incurred on its behalf by its major shareholders. Where services are performed for the Company by its major shareholders at no charge, we believe that the substance of such transactions is the payment of the
Company`s expenses through a capital contribution by the shareholder.
See Staff Accounting Bulletin Topics 1.B.1 and 5.T. Please revise the financial statements to include such costs, or tell us why you believe that no revisions are required.

Interim Statement of Operations, page F-12
44. We note that the weighted average number of shares outstanding for the three and six months ended May 31, 2004 are inconsistent with the amounts reported in the audited financial statements for the year ended November 30, 2004. In addition, it appears that the loss per share for each period should be $(0.00) rather than $(0.01). Finally, the net loss for each period should be shown in brackets. Please revise your disclosures accordingly.

Interim Statement of Cash Flows, page F-13
45. We note that the amounts reported for cash at the end of the period for the three and six months ended May 31, 2004 are different.
As both periods end on the same date, these amounts should be the same. Please revise your disclosure accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts

Connie Linder
Panorama Investments Corp.
September 8, 2005
Page 7.

relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

 As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have any questions regarding the financial statements and related matters.
Please contact Janice McGuirk at (202) 551-3395 with any other questions.




Sincerely,




John Reynolds

Assistant Director